--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
   Lu,            James          K.T.        Diamond Entertainment Corporation (DMEC)           x   Director         x   10% Owner
                                                                                               ----                 ----
---------------------------------------------------------------------------------------------   x   Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                                    President
16200 Carmenita Road                                                       July 30, 1998      -------------------------------------
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   x  Form filed by One Reporting Person
                                                                           (Month/Year)      --- Form filed by More than One
 Cerritos,         CA              90703                                                     --- Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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Common Stock                         9-24-97     S4            1,499,523      D    (1)        2,913,262          D
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Common Stock                         9-1-97      G4            3,000,000      A    (2)        4,412,785          D
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Common Stock                         7-30-98     A4            1,499,523      A    (5)        7,412,785(6)       D
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     (6)  See attached.


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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)



FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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Common Stock Warrants (right to buy)      $.10      9-1-97     G4            3,000,000                Immed.   9-1-02
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Employee Stock Options (right to buy)     $.10      7-9-98     G4            6,000,000                  (3)    7-9-03
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Employee Stock Options (right to buy)     $.10      7-9-98     G4            2,000,000                Immed.   7-9-03
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Common Stock         3,000,000          (2)                          D
------------------------------------------------------------------------------------------
Common Stock         6,000,000          (3)                          D
------------------------------------------------------------------------------------------
Common Stock         2,000,000          (4)      11,600,000          D
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Explanation of Responses:


    See attached Addendum.



                                                                                                                        12/22/98
                                                                                  -----------------------------------  -----------
**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                            James K.T. Lu
Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-97)

                                 James K.T. Lu
                               Addendum to Form 4

(1) The reported securities were assigned to four consultants of the Issuer in lieu of the exercise of rights granted to such consultants by the Issuer to acquire a 5% non-dilutive equity interest in the Issuer.

(2) The reported securities were issued or granted in consideration for agreeing to defer payment of a portion of the Reporting Person's salary though 3/31/98.

(3)  The reported securities vest and become exercisable as follows:
     2,000,000 upon completion of a portion of a joint private placement by the Issuer; 2,000,000 upon successful sale of all real estate owned indirectly by Issuer, and 2,000,000 for successfully bringing in certain new business to the Issuer. To date, none of such vesting criteria have been met.

(4) The reported securities were granted in consideration of the Reporting Person's personal guaranty of a line of credit and a loan to the Issuer.

(5) The reported securities were issued in consideration of a Reporting Person's settlement of a matter by and among certain former consultants to the Issuer and the Reporting Person.

(6) Does not include 3,800,000 shares held of record by the Reporting Person for the benefit of other directors of the Issuer. The Reporting Person disclaims any beneficial ownership of such 3,800,000 shares.